

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2024

Tiffany Sy
Chief Financial Officer and Treasurer
Industrial Logistics Properties Trust
Two Newton Place
255 Washington Street
Suite 300
Newton, MA 02458-1634

>   **Re: Industrial Logistics Properties Trust**
>   **Form 10-K for the Fiscal Year Ended December 31, 2023**
>   **Filed February 20, 2024**
>   **File No. 001-38342**

Dear Tiffany Sy:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction